NanoMask

October 14, 2011

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: Nano Mask, Inc.
Form 8-K dated October 3, 2011
Filed October 4, 2011
File No. 000-27421

Gentlemen:

Nano Mask Inc. has today issued a Form 8-K/A, dated October 14 2011, to accommodate comments made by the SEC re: the Company's filing made October 3, 2011. This letter acknowledges our efforts to insure the adequacy and accuracy of the disclosure in this filing. We also understand that this does not foreclose the Commission from taking any action with respect to this or any other filing that we have had. Finally, we recognize that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment on Item 4.01:

We note that the date of dismissal of your prior auditor was *October 3, 2011*. However, your disclosure required by Item 304(a)(1)(iv) of Regulation S-K refers to the period "two most recent fiscal years for which reports have been filed by the Company (2008 and 2009) and through *October 1, 2011*." Please amend your Form 8-K to revise this disclosure to cover the interim period from the date of the last audited financial statements through October 3, 2011, the date of dismissal.

Response to Comment on Item 4.01:

This was a typo error and clearly should have read October 3, 2011. The Company has corrected the dates in the amended 8-K.

50 West Liberty Road, Suite 880 Reno Nevada 89501 209-275-9270

www.nmihealth.com

NanoMask

Comment on Exhibit 16 (PBTK Letter dated October 4, 2011:

It is not clear to us why your prior auditor does not have a basis to agree or disagree with paragraph three of the report. Please address our concern or otherwise have your auditor revise the Exhibit 16 letter to also indicate whether they agree with paragraph three and, if not, stating the respects in which they do not agree.

Response to Comment on Exhibit 16:

The auditors have provided an amended letter which has been attached as Exhibit 16 with a date of October 10, 2011.

Should you have any other questions, please call me at 209-275-9270.

Yours truly,

Edward Suydam,
President and CEO

50 West Liberty Road, Suite 880 Reno Nevada 89501 209-275-9270

www.nmihealth.com